October 14, 2011
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549-7010

Attn:	H. Roger Schwall, Assistant Director Division of Corporation Finance

Re:	Enduro Resource Partners LLC
Enduro Royalty Trust
Amendment No. 6 to Registration Statement on Form S-1
File No. 333-174225
Filed September 19, 2011
Ladies and Gentlemen:
     Set forth below are the responses of Enduro Resource Partners LLC, a Delaware limited liability company (“Enduro Sponsor”), and Enduro Royalty Trust (the “Trust” and, together with Enduro Sponsor, the “Registrants”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission by letter dated September 30, 2011 with respect to the above-referenced Registration Statement (the “Registration Statement”).
     Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 7 to the Registration Statement (“Amendment No. 7”). For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. All references to page numbers and captions correspond to Amendment No. 7, unless otherwise indicated.
Amendment No. 6 to Registration Statement on Form S-1
General
1.	We remind you to provide a range for the potential offering price per share. Because other, related disclosure likely will be derived from the midpoint of the range, we will need sufficient time to review and may issue additional comments.

Response: We will provide a range of the potential offering price per share and acknowledge that the Staff will need sufficient time to review and may issue additional comments in response to that disclosure.

Exhibit 10.1
2.	Please file a complete version of the agreement filed as Exhibit 10.1. In that regard, we note that Exhibit A and Exhibit C to such agreement have not been filed.

Response: In response to the Staff’s comment, the Registrants have filed a complete version of the agreement. Please see Exhibit 10.1 to the Registration Statement.
     Please direct any questions or comments regarding the foregoing or with respect to the Registration Statement to Sean T. Wheeler at (713) 546-7418.
Very truly yours,
/s/ Sean T. Wheeler
Sean T. Wheeler
of LATHAM & WATKINS LLP

cc:	Jon S. Brumley, President and Chief Executive Officer
John W. Arms, Executive Vice President and
            Chief Operating Officer
Kimberly A. Weimer, Vice President and
            Chief Financial Officer
Thomas Adkins, Bracewell & Giuliani LLP
Joshua Davidson, Baker Botts L.L.P.
Gerald M. Spedale, Baker Botts L.L.P.
Craig Stone, Ernst & Young, LLP

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